Buenos Aires, January 16, 2018

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sale of Oil Assets from Exploration & Production Segment

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to comply with section 2, Chapter I Title XII (T.O. 2013) of the Comision Nacional de Valores regulations.

To that end, we inform that today Pampa executed with Vista Oil & Gas S.A.B. de C.V. (‘Vista’) an agreement to sell its direct ownership of 58.88% at Petrolera Entre Lomas S.A. (‘Pelsa’), and it’s direct participations at Entre Lomas, Bajada del Palo, Agua Amarga, Medanito S.E. and Jagüel de los Machos blocks.

The sale price is US$360 million, subject to standard adjustments for this type of transactions and the closing is subject to compliance of certain precedent conditions, including the approval of Vista’s shareholders meeting.

This transaction is in line with the Company’s strategy to focus its investments and human resources on the expansion of power generation installed capacity, on the exploration and production of natural gas, placing a special focus on the development and exploitation of our unconventional gas reserves (shale and tight gas), as well as to continue investing for the development of our utility concessions.

Finally, we would also like to inform that, given this transaction and in addition to the refining and marketing assets’ sale announced by the Company on December 7, 2017, the resulting cash inflow allows the Company to face the defined strategic investments. Because of this, and as long that the current conditions remain, we consider that it is unnecessary to issue a bond convertible into common shares, which terms and conditions were approved by the Company’s Board of Directors on June 26, 2017.

Sincerely,

María Agustina Montes

Head of Market Relations

Pampa Energía S.A.